EXHIBIT 99.1
Section 13(r) Disclosure

Mastercard Incorporated ("Mastercard") has established a risk-based compliance program designed to prevent us from having business dealings with Iran, as well as other prohibited countries, regions, individuals or entities. This includes obligating issuers and acquirers to screen account holders and merchants, respectively, against the U.S. Office of Foreign Assets Control’s (“OFAC”) sanctions lists, including the List of Specially Designated Nationals (“SDN list”).
We identified through our compliance program that for the period covered by this Report, Mastercard processed transactions resulting from:

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certain acquirers located in the Asia Pacific, European and Middle Eastern regions having acquired transactions for consular services with Iranian embassies located in Australia, Austria, Finland, France, Hungary, Malaysia, Oman, Spain, Sweden and Switzerland that accepted Mastercard cards (and during some or all of the six years ended December 31, 2017, Mastercard processed additional transactions related to the Iranian embassies in Australia, Canada, Finland, Hungary, Malaysia, Oman, Sweden, Switzerland, the United Kingdom and Venezuela (collectively, the “Additional Jurisdictions”))

•	certain acquirers located in the European and Middle Eastern regions having acquired transactions for Iran Air, which accepted Mastercard cards in Austria, France and Qatar
OFAC regulations and other legal authorities provide exemptions for certain activities involving dealings with Iran. However, Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires us to disclose whether we, or any of our affiliates, have knowingly engaged in certain transactions or dealings involving the Government of Iran or with certain persons or entities found on the SDN list, regardless of whether these dealings constitute a violation of OFAC regulations. We intend to allow our acquirers to continue to engage in these transactions to the extent permitted by law.
We do not calculate net revenues or net profits associated with specific merchants (our customers’ customers). However, we used our fee schedule and the aggregate number and amount of transactions involving the Iranian embassies and Iran Air to estimate the net revenue and net profit we obtained during the three months and year ended December 31, 2018 and (as to the transactions related to the Iranian embassies in the Additional Jurisdictions) the six years ended December 31, 2017.  Both the number of transactions and our estimated net revenue and net profits for this period are de minimis.